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                                        Contacts:     William H. Baumhauer,
                                                        Chairman and CEO
                                                      Donald C. Moore, Senior VP
                                                        and CFO

                                        Telephone:    (508) 774-9115
                                        Market:       Nasdaq/NMS
                                        Symbol:       DKAI


FOR IMMEDIATE RELEASE
MAY 28, 1997

                       DAKA INTERNATIONAL, INC. ANNOUNCES
                       ----------------------------------
                        SALE OF ITS FOODSERVICE BUSINESS
                        --------------------------------


      Danvers, Massachusetts, May 28, 1997 -- DAKA International, Inc. (NASDAQ:DKAI) today announced it has entered into definitive agreements with Compass PLC ("Compass") for the sale of its foodservice business for a purchase price of $195 million, subject to certain adjustments. The transaction is expected to be consummated through a spin-off of the Company's restaurant businesses (the "Spin-Off"), a tender offer (the "Offer") for all shares of DAKA International, Inc. by Compass at a price of $7.50 per share, payable at the closing in cash, and the repayment by Compass of up to $110 million in indebtedness of the Company.

      Prior to the consummation of the Offer, the Company intends to make various contributions of assets and liabilities and equity interests to Unique Casual Restaurants, Inc., a Delaware corporation, wholly-owned by the Company and formed solely for the purpose of divesting the Company of all its restaurant businesses. Immediately prior to the consummation of the Offer, and conditioned upon the successful completion of the Offer, the Company intends to distribute to holders of record of the Company's stock on June 24, 1997 (or such later date as the Board may determine subject to the terms of the Offer), one share of Unique Casual Restaurants, Inc. for each share of the Company's common stock owned by such holder on the record date.

      As a result, in the transaction as a whole, each holder of the Company's common stock who tenders shares pursuant to the Offer will receive as consideration for each share of the Company's common stock an amount equal to $7.50 per share in cash from Compass and one share of Unique Casual Restaurants, Inc. as a distribution from the Company. Unique Casual Restaurants, Inc. will apply for listing of its common stock on Nasdaq and it is expected that a "when-issued" trading market will develop on or about the record date. There can be no assurance as to prices at which such common stock will trade before or after the date the shares are distributed.

      After giving effect to the Spin-Off, the assets of the Company will consist only of the contract catering and vending businesses. Unique Casual Restaurants, Inc. will own and operate the Company's restaurant businesses, consisting primarily of its Fuddruckers and Champps Americana casual dining restaurants, and its Great Bagel and Coffee business.

      William H. Baumhauer, Chairman and Chief Executive Officer said, "We are pleased to be able to announce the sale of our foodservice business to Compass and the spin-off of our restaurant businesses to our new public company, Unique Casual Restaurants, Inc. Over the past few months, the Board of Directors has been exploring strategic alternatives to improve shareholder value, alleviate the Company's significant debt and provide the best opportunity to return to profitability. We believe the transaction announced today accomplishes these objectives. We believe the price paid for the foodservice business of $195 million is fair and will, through the tender offer and spin-off, free up some of the value of the Company to its shareholders."

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      Mr. Baumhauer said, "The foodservice business has been very profitable for our Company; however, our significant short-term debt has crippled our ability to grow and has significantly impacted our overall profitability. As a result of this transaction, we will be able to concentrate on the continued turnaround of Fuddruckers and the expansion of Champps. Our new company is anticipated to have a net worth of over $100 million and will be basically debt-free."

      The Company reported that Unique Casual Restaurants, Inc.'s management team would include Mr. Baumhauer as Chairman and CEO, Dean Vlahos, the founder of Champps, as President and CEO of Champps, and Donald C. Moore as CFO of the new company. Mr. Baumhauer said, "The management team of Unique Casual Restaurants, Inc. has significant restaurant industry experience and we are optimistic that our new company will be profitable in its first year of operation."

      The Company reported that the transaction announced today would be taxable to its shareholders. The Company expects to treat the Spin-Off as a redemption of its stock. The value of a share of Unique Casual Restaurants, Inc., plus $7.50 per share received as a result of the Offer, will represent the total consideration received per share by holders of Company stock. The Company believes that the excess of the total consideration over the shareholder's basis in their shares of Company stock should qualify as capital gain. Further guidance on the possible impact to individual shareholders will be set forth in filings to be made with the Securities and Exchange Commission and in future mailings of information to shareholders.

      Unique Casual Restaurants, Inc. will own, operate and franchise approximately 250 restaurants with system wide sales of over $325 million and projected revenues of over $200 million. The Company reported there were no Company-owned Fuddruckers under construction at May 27, 1997 and none are planned for fiscal 1998. Two Company-owned and one franchised Champps have opened in the current quarter, and the Company believes it will open six new Champps restaurants in fiscal 1998. There are presently 11 franchised Fuddruckers and no franchised Champps locations under development.

      Statements made in this press release include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including uncertainties regarding the listing of Unique Casual Restaurants, Inc. on the Nasdaq, the successful completion of the Offer, the effectiveness of initiatives to lower selling, general and administrative expenses, the ability to improve operations within the core businesses and the Company's ability to open new restaurants consistent with its plans. Information on significant potential risks and uncertainties that may cause such differences include, but are not limited to, those mentioned in the Company's filings with the Securities and Exchange Commission including the information statement to be filed by Unique Casual Restaurants, Inc. relating to the Spin-Off.

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